                    SUMMARY STOCK VALUATION

                               OF

                     BIRCH FINANCIAL, INC.







                                            Prepared by:  JOHN H. JAQUES, INC.
                                                        Palo Cedro, California
                                                                December, 2005

                        VALUATION SUMMARY



     Based on the review and analysis developed by John H. Jaques, Inc. in conjunction with information, financial statements and background knowledge provided by Mr. Nelson Colvin, the President/Chief Executive Officer of Birch Financial, Inc., the economic transaction value of Birch Financial, Inc. as of September 30, 2005 has been established as:


     Total Value                        :    $5,147,000

     Components of Value
     Operations   (Enterprise Value)    :    $3,452,000

     u    Tangible Net Worth            :    $1,695,000

     u     Value per Share              :    $0.1674

     Number of Shares Outstanding       :    30,741,803


     In addition, the sustainable profit level of Birch Financial, Inc. was estimated at $767,000 on a renewable total revenue base of $1,440,000.

Note: The 30,741,803 shares outstanding is after an expected redemption of 1,335,043 shares at $0.27 per share, but prior to a 100,001 to 1 reverse stock split.

                      I.     INTRODUCTION


A.   Description of Assignment

     John H. Jaques, Inc. has been contacted by Mr. Nelson Colvin, President and Chief Executive Officer of Birch Financial, Inc. (Birch) to establish a recommended value of the stock of Birch. The valuation will be used by the Birch Board of Directors in considering a merger of 100% of the Birch stock with Landscape Contractors Insurance Services, Inc. (LCIS). Birch's operations value ("Enterprise Value") and balance sheet tangible net worth will be utilized to determine a total company value as of September 30, 2005.

     This valuation has been developed based on information provided by the firm via a standardized Evaluation Questionnaire and conversations with management.

     Information utilized included, but was not limited to, three and one half years worth of internally and CPA prepared financial statements, employee statistics, client information, carrier information and a historical narrative. This information was compared to industry standards, norms and practices for similar organizations, and nothing was discovered to cause questioning of the integrity of the information received. However, with the exception of the CPA audited financial statements for the fiscal years 2002, 2003 and 2004, none of the information was audited nor specifically verified by John H. Jaques, Inc. or a third party, and was accepted as presented without further qualification. Economic trends, regulatory changes and the underwriting cycle were all considered as part of the insurance industry environment Birch operates within.


B.   Definition of Agency Value

     John H. Jaques, Inc. has prepared this valuation in conformance with general guidelines established by the I.R.S. in Revenue Ruling 59-60, and its subsequent modifications and amplifications.

     The definition of fair market value most universally accepted is: "the price for which a property would change hands between a willing buyer and a willing seller, both being adequately informed of the relevant facts of the transaction. In addition, neither buyer nor seller is compelled to buy or sell, and each party must have the ability as well as the willingness to buy or sell."

     The valuation of a financial services firm is generally deemed to be the value of the entire legal entity, be it a corporation, LLC, partnership or proprietorship. This value is comprised of two primary components:


u "Tangible Net Worth" (or book value or balance sheet value) also referred to as "tangible value" and

u "Enterprise Value" (business operations, client accounts, working capital, goodwill and covenants not-to-compete), often referred to as the firm's "intangible value" or "book of business" value.


     The value of Birch's balance sheet or Tangible Net Worth is fairly straightforward and can be defined as:

     Tangible Net Worth: The tangible value of balance sheet assets after deducting all liabilities and intangible assets (such as goodwill) and after adjustments for non-realizable assets, such as overdue receivables
     that should be written off as bad debts.   Tangible Net Worth is simply
     the difference between the agency's financial assets and all liabilities.


     The valuation of Birch's "Enterprise Value" or intangible value (including goodwill and covenants not-to-compete) is a bit more difficult than identifying Tangible Net Worth, since "Enterprise Value" requires establishing two fairly subjective factors:


     Earnings Capacity:   The value of Birch's accounts (book of business)
     and operations depends on the earning capacity of the firm. In other words, what is a reasonable profit an investor could expect to generate from investing in Birch, after adjustment for non-operating and non-recurring expenses, or after adjustment for additional expenses that may be necessary to continue the book of business in force.

     Inherent Risk:   The value of a financial services firm's earning stream
     (operations) must be tempered by the risk that this earnings capacity will be maintained over time. Examples of inherent risk would include a high concentration of business in few accounts, limited sources of business, increased use of "direct bill" by insurance companies, low expected growth, etc.

     The "Enterprise Value" of operations covers the value of the book of business (client accounts), and working capital needed to operate the firm.

     The Tangible Net Worth and "Enterprise Value" are combined in the valuation methodologies used later in the report. It should also be noted by the reader that the values expressed in this report reflect base values, and do not contemplate interest, terms or transaction structure. The price or value reflected here is only the starting point in a negotiation process that should yield the final terms, interest rate, financing, structure, tax impact and compensation package that will result in a successful transaction. In addition, John H. Jaques, Inc. practices neither law nor accounting, and appropriate legal and tax counsel should be obtained by Birch's regular legal and tax counselors prior to implementation of any recommendations contained herein. The value arrived at in this report is intended only as a recommendation to the Board of Directors of Birch. Any final value determination of Birch stock will be at the discretion of the Board of Directors, and John H. Jaques, Inc. will be fully indemnified by Birch for any decisions on stock value made by the Board of Directors.


C.   Purpose of Valuation

     Golden Oak, Inc. is the 100% shareholder of LCIS, and is the majority stockholder for Birch, which is a publicly listed and traded company. Nearly 100% of Birch's revenue and activity as a premium finance firm derives from LCIS and the clients of LCIS. For a variety of reasons, the Board of Directors and majority owners of Golden Oak, LCIS and Birch are considering a merger of Birch into LCIS on a stock for stock equity basis. To implement the merger and determine the stock exchange ratio, the Board of Directors have asked that recommended stock values for LCIS and Birch be determined.

     While Birch is a publicly traded company, there is no active market for its shares, and less than 1% of its 32,109,846 shares have been traded in the last 12 months, at prices ranging from $0.12 to $0.255 per share. Due to the very limited amount of trading in Birch shares, the Board of Directors has asked that the economic value of the shares in a transaction where 100% of the firm is sold or merged be determined.

                   II.     OPERATIONS REVIEW

A.   Overview

     Birch Financial, Inc., (Birch) is a finance firm primarily providing premium financing to landscape contractors purchasing insurance policies through Landscape Contractors Insurance Services, Inc. (LCIS). A relatively small amount of activity, 8.1% of total revenues, comes from equipment financing provided to landscape contractors. Birch handles only landscape contractors, who must be members of the California Landscape Contractors Association (CLCA), and who purchase insurance policies through LCIS, the exclusive insurance program manager for CLCA. Therefore, Birch's revenues are highly concentrated in one product (premium financing, 92%); one industry
(landscape contractors); and one source of business (LCIS).   In addition, as
LCIS uses a single insurance carrier for 95% of its insurance activity, and that carrier does not offer a "direct bill" payment option (invoicing to the client by the carrier instead of LCIS), Birch's premium finance activity is also potentially impacted by a reduced demand for premium financing if carrier direct bill options become more available.

     Birch sub-contracts out much of the premium finance administrative work to a third party premium finance administration firm. Office services and reception, as well as premium finance application completion are handled by Golden Oak and LCIS personnel. As such, Birch has no direct employees, only general and administrative overhead expenses paid to the premium finance administration company and to Golden Oak.

     The bulk of the capital used to provide premium financing is borrowed on a line of credit. Birch generates net revenues on the spread at which funds are borrowed, then lent to policy holders for premium financing.

     Growth has been very good at Birch, with revenues increasing 41.7% in 2003, 15.6% in 2004 and 9.0% for first nine months of 2005. These growth rates are much higher than revenue growth at LCIS, indicating Birch is getting a higher penetration of LCIS business.

     Management reports no lawsuits exist or are threatened, nor are any administrative or licensing hearings.

                   III.     FINANCIAL REVIEW

Balance Sheet

     Birch Financial, Inc.'s reported balance sheet at the fiscal year ends 12/31/03 and 12/31/04 (audited) and as of September 30, 2005 (unaudited) are recapped in Table 1.

     As indicated, overall liquidity and working capital is positive, with current assets exceeding current liabilities by $1,166,000 at 9/30/05, and the current ratio being above 1.08 in all three periods. The line of credit used for financing activities is semi-permanent, and has increased as premium finance activity has increased. The $998,023 in notes payable are due to Golden Oak. No physical assets are owned/carried by Birch as the firm has no employees and sub-contracts all services to either the premium finance administration company, or to Golden Oak/LCIS.

     Overall, Birch's balance sheet is strong with adequate net working capital and debt that is easily managed from operating profit cash flows.

                             TABLE 1
                      BIRCH FINANCIAL, INC.
               BALANCE SHEET & PRO FORMA NET WORTH

ASSETS                           12/31/03       %TA      12/31/04     %TA
Current
Cash                           $149,737         1.5%     $104,177      1.0%
Premium Finance Rec - Net     8,488,121        86.0%    9,137,080     87.3%
Premium Fin. Cancellation Rec   342,093         3.5%      114,760      1.1%
Equipment Fin Rec - Current     286,953         2.9%      411,249      3.9%
Prepaid Expense                       0         0.0%        2,162      0.0%
Other Current                         0         0.0%            0      0.0%
                            -----------       ------  -----------    ------
                            $ 9,266,904        93.9%  $ 9,769,428     93.4%

Fixed
Autos                                 0         0.0%            0      0.0%
Furn & Equip.                         0         0.0%            0      0.0%
Leaseholds                            0         0.0%            0      0.0%
Building                              0         0.0%            0      0.0%
Other Fixed                           0         0.0%            0      0.0%
Depreciation                          0         0.0%            0      0.0%
                            -----------       ------  -----------    ------
                                      0         0.0%            0      0.0%

Other Assets
Notes Receivable                      0         0.0%            0      0.0%
Shareholder Receivable                0         0.0%            0      0.0%
Equipment Fin.-Rec-net of
  Current                       595,766         6.0%      690,562      6.6%
Deferred Tax Asset                9,605         0.1%        2,715      0.0%
CSV Life Insurance                    0         0.0%            0      0.0%
Investments/Other                     0         0.0%            0      0.0%
                            -----------       ------  -----------    ------
                            $   605,371         6.1%  $   693,277      6.6%

TOTAL ASSETS                $ 9,872,275       100.0%  $10,462,705    100.0%
                            -----------       ------  -----------    ------

LIABILITIES & EQUITY

Current Liabilities
Bank overdraft              $   420,020         4.3%  $   483,974      4.6%
Unfunded Pre. Fin. Payable      957,486         9.7%      717,485      6.9%
Line of Credit                6,180,573        62.6%    6,507,900     62.2%
Notes Payable                   769,063         7.8%      826,990      7.9%
Security Deposits Payable        47,897         0.5%       68,582      0.7%
Income Taxes Payable             64,473         0.7%      102,513      1.0%
Other Accrued Liabilities       130,854         1.3%        7,731      0.1%
                            -----------       ------  -----------    ------
                            $ 8,570,366        86.8%  $ 8,715,175     83.3%
Other Liabilities
Notes Payable                         0         0.0%            0      0.0%
Shareholder Payable                   0         0.0%            0      0.0%
                            -----------       ------  -----------    ------
                                      0         0.0%            0      0.0%

Total Liabilities             8,570,366        86.8%    8,715,175     83.3%

Equity
Preferred Stock                       0         0.0%            0      0.0%
Common Stock                    321,098         3.3%      321,098      3.1%
Paid in Capital                 251,643         2.5%      251,643      2.4%
Retained Earnings               729,168         7.4%    1,174,789     11.2%
Treasury Stock Redeemed               0         0.0%            0      0.0%
                            -----------       ------  -----------    ------
Total Equity                $ 1,301,909        13.2%  $ 1,747,530     16.7%

TOTAL LIABILITIES & EQUITY  $ 9,872,275       100.0%  $10,462,705    100.0%
                            -----------       ------  -----------    ------

[CONTINUED]
                             TABLE 1
                      BIRCH FINANCIAL, INC.
               BALANCE SHEET & PRO FORMA NET WORTH

                                                                    Pro Forma
ASSETS                            9/30/05       %TA   Adjustment    Net Worth
Current
Cash                           $132,575         1.1%              $   132,575
Premium Finance Rec - Net    10,319,824        86.3%               10,319,824
Premium Fin. Cancellation Rec   173,383         1.4%                  173,383
Equipment Fin Rec - Current     440,860         3.7%                  440,860
Prepaid Expense                   4,338         0.0%                    4,338
Other Current                         0         0.0%                        0
                            -----------       ------  ---------   -----------
                            $11,070,980        92.6%              $11,070,980

Fixed
Autos                                 0         0.0%                        0
Furn & Equip.                         0         0.0%                        0
Leaseholds                            0         0.0%                        0
Building                              0         0.0%                        0
Other Fixed                           0         0.0%                        0
Depreciation                          0         0.0%                        0
                            -----------       ------  ---------   -----------
                                      0         0.0%                        0

Other Assets
Notes Receivable                      0         0.0%                        0
Shareholder Receivable                0         0.0%                        0
Equipment Fin.-Rec-net of
  Current                       886,575         7.4%                  886,575
Deferred Tax Asset                2,715         0.0%                    2,715
CSV Life Insurance                    0         0.0%                        0
Investments/Other                     0         0.0%                        0
                            -----------       ------  ---------   -----------
                            $   889,290         7.4%              $   889,290

TOTAL ASSETS                $11,960,270       100.0%              $11,960,270
                            -----------       ------  ---------   -----------

LIABILITIES & EQUITY

Current Liabilities
Bank overdraft              $   360,979         3.0%             $    360,979
Unfunded Pre. Fin. Payable    3,238,778        27.1%                3,238,778
Line of Credit                5,192,654        43.4%                5,192,654
Notes Payable                   998,023         8.3%                  998,023
Security Deposits Payable        86,316         0.7%                   86,316
Income Taxes Payable             11,893         0.1%                   11,893
Other Accrued Liabilities        16,230         0.1%                   16,230
                            -----------       ------  ---------   -----------
                            $ 9,904,873        82.8%              $ 9,904,873
Other Liabilities
Notes Payable                         0         0.0%  $ 360,462   $   360,462
Shareholder Payable                   0         0.0%                        0
                            -----------       ------  ---------   -----------
                                      0         0.0%              $   360,462

Total Liabilities             9,904,873        82.8%              $10,265,335

Equity
Preferred Stock                       0         0.0%                        0
Common Stock                    321,098         2.7%                  321,098
Paid in Capital                 251,643         2.1%                  251,643
Retained Earnings             1,515,656        12.7%                1,515,656
Treasury Stock Redeemed         (33,000)       (0.3%) (360,462)      (393,462)
                            -----------       ------  ---------   -----------
Total Equity                $ 2,055,397        17.2%              $ 1,694,935

TOTAL LIABILITIES & EQUITY  $11,960,270       100.0%              $11,960,270
                            -----------       ------  ---------   -----------

Income Statement


     The CPA reported income statement for Birch for the three fiscal years ended 12/31/02, 12/31/03 and 12/31/04 appear in Table 2, along with the CPA reported results for the trailing 4 quarters ended September 30, 2005.

     As noted earlier, a healthy amount of revenue growth has occurred over the period presented, while total expenses have grown much slower, declining from 56.5% of revenues in 2003 to just 46.7% for the 12 months ended 9/30/05.

     Profitability more than doubled from 12/31/02 to 9/30/05, rising from $362,000 or 43.5% of revenue to $767,000 or 53.3% of revenues at 9/30/05.
Management has not reported or identified any known events that will adversely affect revenues or profits in the near or mid-term. It is expected Birch will be able to maintain its interest "spread" on funds borrowed on the line of credit, then loaned under premium finance contracts, as general interest rates rise.

                             TABLE 2
                      BIRCH FINANCIAL, INC.
     INCOME STATEMENT TREND ANALYSIS AND INDUSTRY COMPARISON

                                  Audited                 Audited
                                 12/31/02       %TC      12/31/03     %TC
REVENUE
Premium Financing                $796,972       95.8%  $1,098,139     93.6%
Equipment Financing                27,540        3.3%      70,085      6.0%
                                 --------      ------  ----------    ------
Total Financing Income           $824,512       99.1%   1,168,224     99.6%
Interest Income                     7,790        0.9%       5,027      0.4%
                                 --------      ------  ----------    ------
TOTAL REVENUE                    $832,302      100.0%  $1,173,251    100.0%

EXPENSE
Premium Financing                $194,081       23.3%  $  275,144     23.5%
Equipment Financing                20,701        2.5%      30,568      2.6%
Selling, General & Admin.         255,271       30.7%     355,309     30.3%
                                 --------      ------  ----------    ------
TOTAL EXPENSE                    $470,053       56.5%  $  661,021     56.3%

PRETAX PROFIT                    $362,249       43.5%  $  512,230     43.7%
                                 --------      ------  ----------    ------

[CONTINUED]

                             TABLE 2
                      BIRCH FINANCIAL, INC.
     INCOME STATEMENT TREND ANALYSIS AND INDUSTRY COMPARISON

                                  Audited                12 Months
                                 12/31/04       %TC       9/30/05     %TC
REVENUE
Premium Financing              $1,244,738       92.0%  $1,323,851     91.9%
Equipment Financing               105,443        7.8%     116,081      8.1%
                               ----------      ------  ----------    ------
Total Financing Income         $1,350,181       99.8%   1,439,932    100.0%
Interest Income                     2,260        0.2%          50      0.0%
                               ----------      ------  ----------    ------
TOTAL REVENUE                  $1,352,441      100.0%  $1,439,982    100.0%

EXPENSE
Premium Financing              $  342,764       25.3%  $  389,770     27.1%
Equipment Financing                33,094        2.4%      41,151      2.9%
Selling, General & Admin.         216,961       16.0%     242,141     16.8%
                               ----------      ------  ----------    ------
TOTAL EXPENSE                  $  592,819       43.8%  $  673,062     46.7%

PRETAX PROFIT                  $  759,622       56.2%  $  766,920     53.3%
                               ----------      ------  ----------    ------

IV.     DETERMINATION OF TANGIBLE NET WORTH

     The valuation of Birch Financial, Inc.'s stock has two primary components: The value of balance sheet "Tangible Net Worth"; and the "Enterprise Value" of operations, which is based on sustainable profits and risk.

     Tangible Net Worth is simply calculated as total tangible assets (which excludes any intangible assets such as goodwill and covenants), less all liabilities, including any "off balance sheet" liabilities and commitments. Table 1 includes the adjustments made to Birch's reported September 30, 2005 balance sheet needed to arrive at Tangible Net Worth. Each adjustment is discussed below:



ASSETS:

Cash: Prior to its planned merger with LCIS, Birch intends to implement a 100,001 for 1 reverse stock split. All current Birch shareholders owning less than 100,001 shares pre-reverse split will be having their shares redeemed by Birch. It is projected 1,335,043 shares will be redeemed at $0.27 per share ($360,462 total cost), using financing obtained from either LCIS or Golden Oak. As a result, cash will not be impacted.

Total Tangible Assets:  At 9/30/05 are identified at $11,960,270.



LIABILITIES:

Notes Payable: Are increased $360,462 to reflect the new loan to be obtained for purposes of redeeming 1,335,043 shares at $0.27 per share, as discussed above.

Total Liabilities: After the note payable adjustment, are identified at $10,265,335.




EQUITY:

Treasury Stock Redeemed: Is added as the offsetting adjustment to the stock redemption adjustments noted above.

Tangible Net Worth: Is identified at $1,695,000 as the difference between tangible assets and total liabilities:

     Adjusted Tangible Assets                =     $11,960,270
     Less:     Adjusted Total Liabilities    =    <$10,265,335>
                                                  ------------
     Tangible Net Worth                      =    $  1,695,000
                                                  ============

     V.     DETERMINATION OF PRO FORMA SUSTAINABLE EARNINGS

     To arrive at the projected sustainable operating profit Birch is capable of generating, each revenue and expense item must be reviewed for any non-recurring, non-operating or non-business related amounts, and for any expense changes that will occur due to changes made in operations.

     Table 2 provided a recap of the reported revenues, expense and pre-tax profit for Birch for the trailing 12 months ended September 30, 2005. After review and analysis, no adjustments to the reported 12 month income statement at September 30, 2005 are necessary.

     PRO FORMA SUSTAINABLE EARNINGS     =    $767,000

               VI.     DETERMINATION OF STOCK VALUE


     As noted earlier, the valuation of Birch stock consists of two components: Tangible Net Worth (Balance Sheet Value); and the "Enterprise Value" of operations based on sustainable profit and risk.


TANGIBLE NET WORTH

     The Tangible Net Worth of Birch was determined in Section IV at
$1,695,000.

           Tangible Net Worth            =            $1,695,000

ENTERPRISE VALUE

      The value of Birch's book of business and operations, "Enterprise Value", is based on a multiple of the sustainable pre-tax operating profit the firm is capable of generating. Section V established Birch's pro forma sustainable profit level at $767,000 or 53.3% of total net revenues:

     Pro Forma Sustainable Pre-Tax Profit              =     $767,000  53.3%


      The value multiple applied to sustainable profits is based on the values active/knowledgeable buyers in the insurance brokerage industry use in completing acquisitions/mergers of related, but non-brokerage firms. The value multiple range most often encountered is 4.5 to 6.5. The determination of which multiple within the range of 4.5 to 6.5 is based upon the perceived risk of revenue and profits of the seller declining relative to the brokerage industry. For Birch, an appropriate multiple is 4.50 times sustainable profits. The multiple is at the low end of the range due to Birch's sole dependence on one source, LCIS for its premium finance clients, and to the concentrated risk of financing done for a single carrier's policies (the carrier could be changed, with the new carrier or even the existing carrier) offering direct bill payment options that dilute the need for premium financing.

 Pro Forma Sustainable Earnings          =        $  767,000
 Value Multiple                          =              4.5x
                                                  ----------
 Enterprise Value                        =        $3,452,000


STOCK VALUATION

 Tangible Net Worth                 =             $1,695,000
 Enterprise Value                   =             $3,452,000
                                                  ----------
 Total Birch Financial Value        =             $5,147,000

 Number of Shares Outstanding       =             30,741,803

 Value per Share                    =                $0.1674


NOTE: The number of shares was determined at 32,076,846 outstanding at 9/30/05, less 1,335,043 expected to be redeemed as discussed above.

NOTE: The $0.1674 determined value is within the $0.12 to $0.255 reported trade price range over the last 12 months. The $0.27 cash buyout price being offered to shareholders with less than 100,001 shares represents a 61.9% price premium over the $0.1674 determined economic value to be used in the potential merger with LCIS.

                            * * * *